Exhibit 99.1

PPDai to Hold Annual General Meeting on November 5, 2019

Shanghai, September 26, 2019—PPDai Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced that it will hold its annual general meeting of shareholders at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China on November 5, 2019 at 10:00 a.m. (local time).

The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “PPDAI Group Inc.” to “FinVolution Group” and adopt “信也科技” as the dual foreign name of the Company.

The board of directors of the Company has fixed the close of business on September 27, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through CITIBANK, N.A., the depositary of the Company’s ADS program.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.ppdai.com.

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of June 30, 2019, the Company had over 99.0 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com